SANDVIK

Page
1 (1)

Our date
2007-05-16

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to supply crushing stations and conveying system valued at SEK 800 M, dated 10 May 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 070510 crushing stations

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003



Press Release

Sandvik to supply crushing stations and conveying system valued at SEK 800 M

Sandvik Mining and Construction has reached an agreement with Boliden AB to supply a complete in-pit crushing system to Boliden's Aitik mine. The crushing system consists of two complete primary gyratory crushing stations as well as overland conveyors and feeders. The system will have a capacity of 8,000 tons per day and will transport the extracted ore 7 kilometers. The new crushing and conveying system is scheduled to be put into operation in early 2010.The value of the equipment order is approximately SEK 800 M (EUR 86.5 M).

Boliden's decision to invest in a conveying system reduces the use of truck transports. The conveyor system will provide higher availability, considerably lower running cost and be more environmentally friendly compared with truck transports.

Sandvik's order includes engineering and erection as well as start-up services.

With the new system, Aitik will be able to double its annual production of ore from 18 to 36 million tons.

"For Sandvik, the order is of strategic importance since it is our largest complete in-pit crushing system and demonstrates Sandvik's capabilities as a major supplier to support the open-pit mining process", says Lars Josefsson, President of Sandvik Mining and Construction.

Sandviken, 10 May 2007

Sandvik AB; (publ)

For further information contact:
Lars Josefsson, President, Sandvik Mining and Construction, tel +46 26 26 51 51 or
Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel +46 26 26 10 23

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, equipment and tools for the mining and construction industries. Annual sales 2006 amounted to about SEK 25,000 M, with approximately 12,200 employees.

Boliden is one of the leading mining and smelting companies in the world with operations in Sweden, Finland, Norway, Ireland and the Netherlands. Its main products are copper, zinc, lead, gold and silver. With the net sales of approximately EUR 3.8 billion in 2006, Boliden employs some 4,500 people.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

2007-05-16
Your date

Your reference

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to divest Sandvik Sorting Systems, dated 15 May 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 070510 crushing stations

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003



Press Release

Sandvik to divest Sandvik Sorting Systems

Sandvik has reached an agreement with the French company Cinetic Industries, a subsidiary to the industrial group Compagnie de Fives-Lille (Fives-Lille) on the divestment of Sandvik Sorting Systems, which is a part of product area Sandvik Process Systems within the Sandvik Materials Technology business area.

Sandvik Sorting Systems has operations in Italy, the US and Japan and produces sorting systems for example postal, parcel and baggage handling. Operations today have sales of about SEK 1,000 M, with 300 employees. All units within Sandvik Sorting Systems will transfer to Cinetic Industries in conjunction with the acquisition.

Fives-Lille is a global industrial group which designs and supplies process equipment and plant facilities on a turnkey basis for major players in the metal, automotive/logistics, cement and energy industries.
Fives-Lille is currently a partner to Sandvik Sorting Systems on the French market.

"The divestment of Sandvik Sorting Systems is part of the effort to phase out operations that are outside of the defined core operations for Sandvik Materials Technology," says Peter Gossas, President of Sandvik Materials Technology.

The divestment is expected to take place on 30 June, 2007, subject to the obtaining of the appropriate approvals of the relevant antitrust authorities.

Sandviken, 15 May 2007

Sandvik AB; (publ)

For further information, contact Peter Gossas, President Sandvik Materials Technology,
+46 (0)26-26 33 33, or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 (0)26-26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process plants and sorting systems. Annual sales are about SEK 19,300 M with 8,600 employees. The product areas comprises Tube, Strip, Wire, Kanthal and Process Systems.

Compagnie de Fives-Lille is a global engineering group which designs and supplies process equipment and plant facilities on a turnkey basis for major players in the metal, automotive/logistics, cement and energy industries. Fives-Lille has close to 5,000 employees worldwide. The order intake was EUR 1,200 M in 2006. In 2007 Fives Lille's expects sales to reach EUR 1,200 M.


END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43